NEWS RELEASE	ELD No. 12-11
TSX: ELD NYSE: EGO ASX: EAU	March 22, 2012

Greece Activity Update

Vancouver, British Columbia –  Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”), is pleased to provide a brief update on the Company’s activities and progress on its Greek asset base post the closing of the European Goldfields transaction on February 24, 2012.

The Company will provide on April 12, 2012 updated guidance in respect to construction schedules, production levels, and capital and operating costs estimates for all Eldorado’s assets for the period 2012 -2016.

Skouries Project

Hellas Gold, a subsidiary of Eldorado in Greece, has received the approval of the Technical Study of Skouries Project from the Ministry of Environment and Climate Change (MoE).  The Company mobilized this week a number of local contractors to site in order to prepare the start-up of the following activities consistent with the initiation of the construction of the Skouries Project in Q2 2012:

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Road construction (widening of the access road and construction of internal roads)

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Surface clearing (road and processing plant areas)

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Earth moving works (road and processing plant areas)

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Geotechnical drilling (processing plant area)

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Infill drilling (open pit area)

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Archeological works (relocation of slags)

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Construction of surface portal and development of decline for underground access

Eldorado has retained ENOIA, a Greek engineering company, to provide Engineering, Procurement and Construction Management services to the Company during the construction of Skouries Project.  The Company will be ramping up construction activities at Skouries during the balance of the year and expects to employ more than 150 people to work at this project during the next 90 days.

Olympias Mine

Hellas Gold  has also received the approval of the Technical Study of Olympias mine from the MoE  and is in the process of obtaining the remaining approvals required to initiate mining and processing of surface tailings at Olympias. The following activities are currently being carried out at Olympias:

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Refurbishment of underground workings (increasing the height of the existing decline and ramp used to access the West ore body and replacement of steel arches and timber with shotcrete with rock bolts support)

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Refurbishment of the Olympias processing plant (85% refurbishment completed. Most of the  following equipment has already been installed: filter presses, pumps, flotation cells, tanks, and cyclones. During Q2 we are expecting to receive and install the remaining equipment i.e. agitators, apron feeder, and disc filters)

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Development of the Olympias plant decline which connects the Olympias processing plant to the west ramp.  Portal has been constructed and the decline has already advanced by 20 m.

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Development of the Stratoni-Olympias tunnel portal at Stratoni is under construction.  This 8.5 km tunnel will be used to transport ore (via a conveyor belt) from Olympias to a new processing facility to be developed at Stratoni.  The tunnel will also serve as an exploration platform to test a number of prospective targets in the area.  Eldorado is currently conducting metallurgical test work to determine the final design and economics of using flash smelting technology at this new processing facility at Stratoni.

The Company will initiate mining and processing of surface tailings at Olympias during Q2 2012, when commissioning of the refurbished Olympias processing plant will be initiated.   Eldorado expects to process approximately 350,000 tonnes of tailings during 2012, which will result in the production of approximately 49,000 tonnes of a pyrite concentrate containing 20.0 g/t Au.

Stratoni Mine

The Stratoni underground mine continues to operate at a mining and processing rate of approximately 18,000 tonnes of ore per month and produces lead and zinc concentrates.

Perama Hill Project

The Company received approval for the Preliminary Environment Impact Assessment for Perama Hill in February 2012.  On March 6, 2012, the Inter Ministerial Committee for Strategic Investments held a meeting during which it approved the inclusion of Thracean Gold Mines S.A. ( a wholly owned subsidiary of Eldorado Gold) Gold  Project in Perama village of Thrace region in Northern Greece, in the Fast Track process. The Committee comprised the following Cabinet Ministers: the Vice President of the Government and Minister of Finance; the Minister of Development-Competition and Merchant Marine; the Minister of Transportation; the Minister of Environment and Energy; and the Deputy Minister of Foreign Affairs. A joint communique was issued the same day by the Ministers of Finance and Development and it was posted on the site of "Invest in Greece", which is the competent body for the implementation of the Fast Track process.

This Inter Ministerial decision signals a significant political message demonstrating the coalition Government's will to advance the Perama Hill project and in general, the development of the mineral resources sector in Greece. Thracean Gold plans to submit the Environmental Impact Study (EIS) for the Perama Hill project to "Invest in Greece" by the end of March 2012, and in accordance with the Fast Track law, anticipates receiving approval of the EIS within six months following submittal.

Exploration

Eldorado’s 2012 exploration program for Greece includes drilling campaigns at Perama Hill, Skouries, Piavitsa, and the Fisoka/Tsikara porphyry prospects.  At Perama, 5,200m of drilling is planned, focusing on both infill drilling in the Perama Hill deposit resource area, and stepout holes targeting the extension of the Perama South deposit.  At Skouries, at least 10,000m of infill drilling are presently planned, primarily in areas of inferred resources that lie within the designed pit.  Drilling is currently underway at Piavitsa, where widely-spaced exploration holes drilled by previous property owners have identified high gold grades within a zone of Olympias-style polymetallic mineralization extending over a 2.5 km strike length.  An aggressive program of 15,000m will both systematically infill the previously drilled area, and step out to the west along the 8 km long geophysical (EM) anomaly coincident with the known mineralization.  Finally, field programs consisting of detailed mapping, prospecting, and soil geochemistry surveys will define drill targets within the Fisoka and Tsikara porphyry prospect areas for testing in mid to late 2012.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil Greece and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Greece activity update.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; the impact of the integration of acquired businesses on our operation, financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; the risk that the  integration of acquired businesses taking longer than expected, the anticipated benefits of the integration may be less than estimated and the  costs of acquisition higher than anticipated; ability to complete acquisitions; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2011.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE:  EGO).  Eldorado CDIs trade on the Australian Securities Exchange (ASX: EAU)

Contact:

Nancy E.  Woo, Vice President  Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

           Website: www.eldoradogold.com

Request for information packages: reception@eldoradogold.com